Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended
	March 31,
	2008	2007

Net income (loss)	$(264)	$346
Class A Unit holders (ownership percentage)	x 100%	x 100%
Net income (loss) allocable to Class A Unit holders	$(264)	$346
Class A Units outstanding	7,500	7,500
Net income (loss) per Class A Unit	$(0.04)	$0.05

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